July 10, 2007

VIA EDGAR

Pamela W. Carmody, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	ACT Teleconferencing, Inc.
Schedule 13E-3 filed June 13, 2007
File No. 5-54823;
Form 10-K for the fiscal year ended December 31, 2006 Filed March 30, 2007, as amended April 2, 2007; and Form 10-Q for the quarterly period ended March 31, 2007 File Nos. 000-27560

Dear Ms. Carmody:

On behalf of ACT Teleconferencing, Inc., a Colorado corporation, this letter responds to the comments raised by the staff of the Securities and Exchange Commission with respect to the above-referenced Schedule 13E-3 and Forms 10-K and 10-Q. An amendment to the Schedule 13E-3 has been filed with the Commission contemporaneously with the filing of this letter. ACT’s responses to the staff’s comments are set forth below and are numbered to correspond to the number of the staff’s comments in the staff’s letter to ACT of June 29, 2007. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the offer to purchase filed with the Schedule 13E-3.

Offer to Purchase

1.	Comment: We note the references to “estimates for 2007” at the top of page 15. Please disclose the estimates or tell us where in the document they may be found.

Response: ACT has complied with this staff comment by deleting the noted reference to “estimates for 2007” at the top of page 15. Such estimates were not material to the determination of the offering price per share and ACT does not believe that the publication of any such estimated forward-looking financial guidance would be in its best interests or in the best interests of its investors.

United States Securities and Exchange Commission

July 10, 2007

2.	Comment: The company has reserved the right to terminate the offer in its sole discretion. The ability of the company to terminate the offer absent the occurrence of some disclosed condition would render the offer illusory and in violation of Section 14(e) of the Exchange Act. Please revise to eliminate the right or expand to clarify in what circumstances the right may be exercised.

Response: ACT has complied with this staff comment by revising the cover page and pages 5 and 17 of the offer to purchase to clarify in which circumstances ACT may exercise its right to terminate the offer.

Form 10-K for the fiscal year ended December 31, 2006

General

3.	Comment: Exhibit 10.1 to your 10-Q for the quarterly period ended March 31, 2007, is a Teleconferencing Services Agreement, between AT&T Corp. and your subsidiary ACT Teleconferencing Services, Inc., pursuant to which AT&T agrees to purchase services from ACT Teleconferencing Services, Inc. The agreement identifies Dial-Out Zones. We note that Cuba is identified in Zone 2; Iran and North Korea are identified in Zone 5; and Sudan and Syria are identified in Zone 6. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe your current, past and anticipated operations in and other contacts with these countries, if any, whether directly or through subsidiaries or other indirect arrangements. Discuss the materiality to you of such contacts, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the contacts, individually or in the aggregate, constitute a material investment risk to your security holders.

Response: The “Dial-Out Zones” referenced in the Teleconferencing Services Agreement identified in this staff comment relate to the locations of conference call participants who are contacted by ACT operators at the request of ACT customers who provide a list of names and telephone numbers of the participants sought to be included in the particular ACT operator-assisted conference call. The participants in such calls may be located anywhere in the world where public switched telephone networks (PSTNs) are available. And, the participants may or may not be citizens of the country where the call is received by them (they may, for example, be on vacation in a foreign country or passing through on business travel but available for a conference call in a particular location at a particular time). These countries are separated into the several Dial-Out Zones because ACT’s long-distance providers’ rates vary by country as indicated in the agreement.

United States Securities and Exchange Commission

July 10, 2007

ACT does not have any assets, liabilities, facilities, or any physical presence or employees in any of the countries identified above as state sponsors of terrorism by the U.S. State Department, and it does not anticipate expanding its operations in these countries in the foreseeable future. It does not make or anticipate making in the foreseeable future any capital investments in such countries, and it does not export or anticipate exporting in the foreseeable future products or technology to such countries. Revenue generated by ACT during the fiscal year ended December 31, 2006, in respect of transactions involving participants located in Cuba, Iran and Sudan during ACT operator-assisted conference calls were approximately $53, $156 and $92, respectively. ACT did not earn any revenue during such period in respect of transactions involving participants located in North Korea or Syria. And, ACT did not earn any other revenues from these countries for any other services offered by ACT during its last completed fiscal year. The revenues generated from these countries during the fiscal year ended December 31, 2006 for services rendered are similar to revenues generated from these countries in prior fiscal years.

Based on the foregoing factors and the immaterial nature of the contacts, ACT does not believe that they, individually or in the aggregate, constitute a material investment risk to its security holders, or could be reasonably expected to impact detrimentally and materially ACT’s reputation or share value (in particular because ACT’s revenues attributable to such countries are limited to the amounts received from customers originating an order for operator assisted conference calls that include participants located in those countries at the time of a particular call). Furthermore, to ACT’s knowledge, the limited business activities identified above would not require any investing body to divest its holdings of ACT’s securities pursuant to any enacted legislation, and ACT believes that the investor sentiment related to the adoption of the laws and regulations regarding business activities with such countries is directed towards companies with more meaningful or material business with those countries, and not with companies, such ACT, that may have incidental, indirect and low-level interactions with individuals that utilize ACT’s services while they may be visiting, traveling through or otherwise in such countries at the time of a conference call.

4. Comment: Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Response: ACT has responded to this staff comment in its response to Comment 3 above, and in particular the final paragraph thereof.

5.

Comment: We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension

United States Securities and Exchange Commission

July 10, 2007

fund assets from, companies that do business with U.S. designated state sponsors of terrorism, and similar legislation in regard to Iran has been proposed by several other states. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S. designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Response: ACT has responded to this staff comment in its response to Comment 3 above, and in particular the final paragraph thereof.

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 825-4200.

Sincerely,

/s/ Scott A. Berdan
Scott A. Berdan, Esq.